Exhibit 99.2

DeGolyer And MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

This is a digital representation of a DeGolyer and MacNaughton report.

This file is intended to be a manifestation of certain data in the subject report and as such are subject to the same conditions thereof. The information and data contained in this file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DeGolyer And MacNaughton

500 1 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

March 1, 2016

Board of Directors

Ecopetrol S.A.

Calle 35 No. 7-21 Pisa 1

Bogota, D.C. Colombia

Ladies and Gentlemen:

Pursuant to your request, we have audited the net proved hydrocarbon reserves, as of December 31, 2015, of certain selected properties in Colombia and Peru that Ecopetrol S.A. has represented are owned by Ecopetrol S.A., its wholly owned subsidiary Hocol Petroleum Limited, and through its ownership interest in Savia Peru S.A. (collectively, “ECOPETROL”). This evaluation was completed on March 1, 2016. ECOPETROL has represented that these properties account for 36.0 percent on a net equivalent barrel basis of ECOPETROL’s net proved reserves as of December 31, 2015. ECOPETROL has also represented that these properties account for 41.2 percent of ECOPETROL’s total proved developed net liquid hydrocarbon (oil, condensate, and natural gas liquids (NGL)) reserves, 19.8 percent of its total proved developed net gas reserves, 51.2 percent of its total proved undeveloped net liquid hydrocarbon reserves, and 24. 7 percent of its total proved undeveloped net gas reserves. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by ECOPETROL.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2015. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by ECOPETROL after deducting all interests owned by others, including royalties paid in kind. ECOPETROL has advised that new legislation, Resolución n° 877 enacted in September 2013 by the Government of Colombia (Agencia Nacional de Hidrocarburos (ANH)), requires that oil and condensate royalties be paid in kind and gas and NGL royalties be paid in cash. Based on this new legislation, ECOPETROL has requested that royalties associated with gas and NGL be considered as a cash payment and not deducted from net reserves. ECOPETROL has also advised that for the properties in Peru evaluated herein, all royalties are paid in kind.

DeGolyer and MacNaughton

Estimates of oil and condensate, NGL, and gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with ECOPETROL personnel, from ECOPETROL files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by ECOPETROL with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

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Based on the current stage of field development, production performance, the development plans provided by ECOPETROL, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Oil and condensate and NGL reserves estimated in this report are expressed in terms of 42 United States gallons per barrel. Oil and condensate reserves are to be recovered by conventional field operations. In this report, NGL are defined to be propane, butane, and C5+. NGL reserves are to be recovered by low-temperature separation.

Gas quantities estimated herein are expressed as marketable gas, fuel gas, and sales gas at a temperature base of 60 degrees Fahrenheit (°F) and a pressure base of 14.7 pounds per square inch absolute (psia). Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of the nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage. Fuel gas is defined as that portion of the gas consumed in field operations and is estimated as reserves. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing.

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The proved reserves for the properties included herein were estimated by the performance method, the volumetric method, or a combination of performance and volumetric methods. The following table summarizes the approximate percentage of net reserves estimated by each of these methods.

Percent Net Proved Reserves Estimated by Method
	Gas		Liquid Hydrocarbons
	Developed	Undeveloped	Developed	Undeveloped
Method	(%)	(%)	(%)	(%)

Volumetric	2	0	21	0
Performance	58	5	16	4
Combination	40	95	63	96

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible–from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations–prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

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(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

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(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs, expressed in United States dollars (U.S.$):

Oil and Condensate and NGL Prices

ECOPETROL has represented that the oil and condensate and NGL prices were based on a 12-month average price, calculated as the unweighted average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The volume-weighted average adjusted product prices attributable to estimated proved reserves for the properties in Colombia evaluated herein were U.S.$42.67 per barrel for oil and condensate and U.S.$32.28 per barrel for NGL, based on a 12-month average Brent reference price of U.S.$55.57 per barrel. ECOPETROL supplied differentials by field to the Brent reference price, and the prices were held constant thereafter. ECOPETROL has also represented that the volume-weighted average adjusted product prices attributable to estimated proved reserves for the properties in Peru evaluated herein were U.S.$50.61 per barrel for oil and condensate and U.S.$38.67 per barrel for NGL based on the 12-month average Ardjuna and Minas crude reference prices. These prices were held constant throughout the life of the evaluation.

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Sales Gas Prices

ECOPETROL has represented that the sales gas prices for the properties in Colombia evaluated herein are defined by contractual agreements based on specific market conditions. The volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$4.32 per thousand cubic feet, and the prices were held constant thereafter. ECOPETROL has also represented that the sales gas prices for the properties in Peru evaluated herein are defined by contractual agreements based on specific market conditions, and the average adjusted product price was U.S.$0.92 per thousand cubic feet, and the prices were held constant thereafter.

Operating Expenses, Capital Costs, and Abandonment Costs

Operating expenses and capital costs, based on information provided by ECOPETROL, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation. Abandonment costs were provided by ECOPETROL.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2015, estimated proved oil and gas reserves.

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Our estimates of ECOPETROL’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are summarized as follows, expressed in millions of barrels (MMbbl), millions of cubic feet (MMcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by DeGolyer and MacNaughton
	Net Proved Reserves
	as of
	December 31, 2015
	Oil and		Marketable	Fuel	Sales	Oil
	Condensate	NGL	Gas	Gas	Gas	Equivalent
	(MMbbl)	(MMbbl)	(MMcf)	(MMcf)	(MMcf)	(MMboe)

South America
Proved Developed	372.670	3.587	628,336.740	50,434.579	577,902.161	486.492
Proved Undeveloped	165.728	1.048	74,863.000	1,473.733	73,389.267	179.910

South America Total Proved	538.398	4.636	703,199.740	51,908.312	651,291.428	666.402

Notes:

1.	Totals may vary due to rounding.
2.	Marketable gas is converted to oil equivalent using an energy equivalent factor of 5,700 cubic feet of gas per 1 barrel of oil equivalent.

In our opinion, the information relating to estimated proved reserves of oil and condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in ECOPETROL. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of ECOPETROL. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGOLYER and MacNAUGHTON
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President of DeGolyer and MacNaughton, which company did prepare the letter report addressed to ECOPETROL dated March 1, 2016, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.	That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and that I have in excess of 33 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton